Level 5 120 Edward Street
Brisbane Qld 4000

GPO Box 2447
Brisbane Qld 4001

Tel: (61 7) 3223 3888
Fax: (61 7) 3223 3877
www.fkp.com.au

FKP

RECEIVED
2005 OCT 24 P 12:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MACQUARIE BANK

05011971

Tel: (61 2) 8232 3333
Fax: (61 2) 8232 7780
www.macquarie.com.au

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

SUPPL

ASX & MEDIA RELEASE

19 October 2005

FKP and Macquarie Bank announce revised takeover offer for Metlifecare

Further to the announcement of 30 September 2005, FKP Property Group (FKP) and Macquarie Bank Limited (Macquarie) are pleased to announce that their equally owned vehicle, Retirement Villages New Zealand (RVNZ), has entered into a pre-bid agreement with Private Healthcare (PHC, associated with Mr Cliff Cook) & Todd Lifecare (Todd) which collectively own approximately 60% of shares in Metlifecare, New Zealand's largest retirement village owner and operator.

The pre-bid agreement provides for a revised cash takeover offer for Metlifecare, at NZ$3.90 per share, which values the equity at approximately NZ$341m. RVNZ has received approval from the Overseas Investment Office (OIO). RVNZ expects the offer documents to be dispatched within 3 to 4 weeks.

FKP and Macquarie will each contribute a maximum of NZ$111 million for their respective interest in Metlifecare, depending on the level of shareholder acceptances received. The balance of the acquisition will be funded by non-recourse debt. FKP's investment will be sourced from new facilities provided by ANZ.

The Metlifecare portfolio comprises 1,768 retirement village units across 13 retirement villages, together with 248 nursing home beds and 137 hospital beds. The company has a land bank for the development of a further 630 units. The villages cater for the self-funded retiree market, consistent with FKP's existing business model. The assets are located within desirable markets in New Zealand.

The villages operate with a Deferred Management Fee (DMF) business model, similar to that of FKP, whereby management fees are accrued whilst a resident stays in the village and received in cash when the resident leaves. The standard contract also provides for Metlifecare to retain 100% of the capital gains on the units. It is a mature portfolio, with resales typically exceeding 12% of the portfolio in recent years.

Metlifecare has an experienced and successful management team. Mr Peter Brown, Managing Director and CEO of FKP, said that he is delighted that Mr Cook, founder and director of Metlifecare, will remain as a consultant.

Mr Brown said: "The residents of Metlifecare villages will not be affected by today's announcement. Residents will continue to benefit from the excellent facilities that Metlifecare has developed and maintains."

dlw 10/25

Macquarie Bank's Chief Financial Officer, Mr Greg Ward, today said: "This investment complements existing investments undertaken by Macquarie and its managed funds in Retirement Villages and Aged Care." Macquarie's capital ratios are not expected to be significantly impacted as a result of the equity investment.

FKP's effective interest in Metlifecare is expected to be accounted for as an equity investment, and is not expected to have a material impact on EPS in the first year.

FKP and Macquarie intend that RVNZ will seek further acquisition opportunities.

Mr Brown said: "The transaction confirms FKP's leadership position in the retirement village sector in Australasia, and more importantly, the relationship with Macquarie will enable FKP to accelerate its ambitions in the retirement sector. This is a key milestone in the evolution of FKP, as it continues towards its goal of achieving 50% of its income from recurring sources by 2008."

ENDS

For more information please contact:

Peter Brown
Managing Director and CEO
FKP Property Group
Phone: 07 3223 3869

Darryl Guihot
Chief Financial Officer
FKP Property Group
Phone 07 3223 3888
Mobile: 0418 11 55 11
Email: darrylg@fkp.com.au

Greg Ward
Chief Financial Officer
Macquarie Bank Limited
Phone: +612 8232 3087

Erica Sibree
Investor Relations
Macquarie Bank Limited
Phone: +612 8232 5008

Matthew Russell
Public Relations
Macquarie Bank Limited
Phone: +612 8232 4102

Portfolio Details

Name	Location	No. of Retirement Village Units	No. of Nursing Home Beds	No. of Hospital Beds	Total
Pinesong	Auckland	247	0	0	247
Powley	Auckland	80	18	27	125
Remuera	Auckland	39	0	0	39
Crestwood	Auckland	135	41	0	176
Highlands	Auckland	199	41	0	240
Pakuranga	Auckland	87	60	0	147
Bayswater	Bay of Plenty	199	0	0	199
Greenwood Park	Bay of Plenty	222	0	0	222
Somervale	Bay of Plenty	94	19	21	134
Palmerston North (50%)	Palmerston North	99	18	20	137
Wairarapa	Masterton	73	26	16	115
Coastal Villas	Paraparaumu	153	7	23	183
Oakwoods	Nelson	141	18	30	189
TOTAL		**1,768**	**248**	**137**	**2,153**
Takapuna	Auckland	[260 unit development]	0	0	0

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	14 September 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bayete Pty Limited is the trustee of the Kirby Superannuation Fund, of which Peter Kirby is a beneficiary.
Date of change	12 October 2005
No. of securities held prior to change	• 30,591 Macquarie Infrastructure Group (MIG) stapled securities held directly by Peter Kirby; and • 13,500 MIG stapled securities held by Bayete Pty Limited.
Class	MIG stapled securities
Number acquired	• 1,291 MIG stapled securities acquired by Peter Kirby; and • 1,291 MIG stapled securities acquired by Bayete Pty Limited.
Number disposed	Nil

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk18102005.doc

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.87 per stapled security
No. of securities held after change	• 31,882 MIG stapled securities held directly by Peter Kirby; and • 14,791 MIG stapled securities held by Bayete Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Security Purchase Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 18 October 2005

Macquarie Bank Limited
ABN 46 008 583 542

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

MACQUARIE

18 October 2005

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Bank Limited and Macquarie Finance Limited confirm that the distribution rate on Macquarie Income Securities (MBLHB) will be 7.35% per annum in respect of the next distribution period which commenced on Monday 17 October 2005 and ceases on Sunday 15 January 2006 (inclusive). The distribution payment date will be Monday 16 January 2006 and the record date will be Thursday 29 December 2005.

Distribution rate for above securities	7.35% per annum which is the Base Interest Rate* plus the applicable margin
Applicable distribution period	Monday 17 October 2005 to Sunday 15 January 2006 (inclusive)
Base Interest rate*	5.65% per annum
Applicable margin	1.7% per annum
Next date for resetting the distribution rate	Monday 16 January 2006
Record Date	Thursday 29 December 2005

*As defined in the Conditions of Notes in Schedule 1 to the Macquarie Income Securities Trust Deed

Yours faithfully

Dennis Leong
Secretary of Macquarie Bank Limited
Secretary of Macquarie Finance Limited

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	28 September 2005 but 19 August 2005 re Macquarie Infrastructure Group ("MIG") stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	12 October 2005
No. of securities held prior to change	97,476 MIG stapled securities
Class	MIG stapled securities
Number acquired	1,291 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.87 per stapled security
No. of securities held after change	98,767 MIG stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Security Purchase Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

13 October 2005

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	28 September 2005 but 13 December 2004 re Macquarie Infrastructure Group ("MIG") stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2) of which John Niland is the beneficiary.
Date of change	12 October 2005
No. of securities held prior to change	3,000 MIG stapled securities
Class	MIG stapled securities
Number acquired	1,291 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.87 per stapled security
No. of securities held after change	4,291 MIG stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Security Purchase Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 13 October 2005

+ See chapter 19 for defined terms.